UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __)

                             B+H Ocean Carriers Ltd.
                             -----------------------
                                (Name of Issuer)

                         Common Stock, $0. 01 par value
                         ------------------------------
                         (Title of Class of Securities)

                                    055090104
                                    ---------
                                 (CUSIP Number)

                                  May 20, 2005
                                  ------------
             (Date of Event Which Requires Filing of this Statement)

           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                           ------------------
CUSIP No. 055090104                   13G                     Page 2 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gandhara Advisors Europe LLP
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           England and Wales
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,017,443
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,017,443
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,017,443
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 055090104                   13G                     Page 3 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Gandhara Master Fund Limited
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             900,441
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            900,441
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           900,441
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.7%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           CO
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 055090104                   13G                     Page 4 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Davide Erro
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,017,443
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,017,443
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,017,443
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

-------------------                                           ------------------
CUSIP No. 055090104                   13G                     Page 5 of 11 Pages
-------------------                                           ------------------
---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Nicolas Andine
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           France
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,017,443
     OWNED BY        ------ ----------------------------------------------------
       EACH          7      SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                0
       WITH          ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,017,443
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,017,443
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           14.4%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a):     Name of Issuer:
---------      --------------

The name of the issuer is B+H Ocean Carriers Ltd., a company organized under the laws of the Republic of Liberia (the "Company").

Item 1(b):     Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

The Company's principal executive office is located at 3rd Floor, Par La Ville Place, 14 Par-La-Ville Road, Hamilton HM JX Bermuda.

Item 2(a):     Name of Person Filing:
---------      ---------------------

This Schedule 13G is filed by:

          (i) Gandhara Advisors Europe LLP, a limited liability partnership incorporated in England and Wales (the "European Investment Manager"), which serves as an investment manager or adviser to the Master Fund (defined below) and a managed account (the "Managed Account" and together with the Master Fund, the "Funds"), with respect to shares of Common Stock (as defined in Item 2(d)) directly owned by the Funds;

          (ii) Gandhara Master Fund Limited, an exempted company incorporated with limited liability in the Cayman Islands (the "Master Fund"), that directly owns 900,441 shares of Common Stock;

          (iii) Mr. Davide Erro ("Mr. Erro"), who is a partner of the European Investment Manager and therefore shares control over its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Erro by virtue of such position; and

          (iv) Mr. Nicolas Andine ("Mr. Andine"), who is a partner of the European Investment Manager and therefore shares control over its business activities, with respect to shares of Common Stock indirectly beneficially owned by Mr. Andine by virtue of such position.

The European Investment Manager, the Master Fund and Messrs. Erro and Andine are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):     Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

The address of the principal business office of each of the Reporting Persons is 6th Floor, 65 Curzon Street, London W1J 8PE, England.

Item 2(c):     Citizenship:
---------      -----------

The European Investment Manager is incorporated as a limited liability partnership under the laws of the England and Wales. The Master Fund is incorporated with limited liability in the Cayman Islands. Mr. Erro is a United States citizen. Mr. Andine is a French citizen.

Item 2(d):     Title of Class of Securities:
---------      ----------------------------

Common Stock, $0.01 par value ("Common Stock").

Item 2(e):     CUSIP Number:
---------      ------------

055090104

Item 3:        If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b)
------         -----------------------------------------------------------------
               or (c), check whether the person filing is a:
               --------------------------------------------

               A.   [ ] Broker or dealer registered under Section 15 of the Act,
               B.   [ ] Bank as defined in Section 3(a)(6) of the Act,
               C.   [ ] Insurance Company as defined in Section 3(a)(19) of the
                        Act,
               D.   [ ] Investment Company registered under Section 8 of the
                        Investment Company Act of 1940,
               E.   [ ] Investment Adviser in accordance with Rule
                        13d-1 (b)(1)(ii)(E),
               F.   [ ] Employee Benefit Plan or Endowment Fund in accordance
                        with 13d-1 (b)(1)(ii)(F),
               G.   [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
               H.   [ ] Savings Association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act,
               I.   [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
               J.   [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4:        Ownership:
------         ---------

The beneficial ownership of Common Stock by the Reporting Persons, as of the date of this Schedule 13G, is as follows:

A.   Gandhara Advisors Europe LLP
     ----------------------------
     (a) Amount beneficially owned: 1,017,443. The amount beneficially owned includes 117,002 shares of Common Stock which were purchased by the European Investment Manager on behalf of the Managed Account. (b) Percent of class: 14.4%. The percentages used herein and in the rest of this
     Schedule 13G are calculated based upon a total of 7,082,485 shares of Common Stock issued and outstanding which is the sum of: (i) the 3,839,242 shares of Common Stock stated to be issued and outstanding as of December 31, 2004, as reflected in the Company's Annual Report on Form 20-F filed on April 21, 2005 and (ii) the 3,243,243 shares of Common Stock stated to be issued via a private placement that was expected to close on or about May 25, 2005, as reflected in the Company's Report of a Foreign Issuer on Form 6-K filed on May 18, 2005.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 1,017,443
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 1,017,443

B.   Gandhara Master Fund Limited
     ----------------------------
     (a) Amount beneficially owned: 900,441
     (b) Percent of class: 12.7%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 900,441
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 900,441

C.   Davide Erro
     -----------
     (a) Amount beneficially owned: 1,017,443
     (b) Percent of class: 14.4%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 1,017,443
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 1,017,443

D.   Nicolas Andine
     --------------
     (a) Amount beneficially owned: 1,017,443
     (b) Percent of class: 14.4%
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: 0
          (ii)  Shared power to vote or direct the vote: 1,017,443
          (iii) Sole power to dispose or direct the disposition: 0
          (iv)  Shared power to dispose or direct the disposition: 1,017,443

Item 5:        Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6:        Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of 5% of the total outstanding Common Stock.

Item 7:        Identification and Classification of the Subsidiary Which
               ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

Not applicable.

Item 8:        Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

Not applicable.

Item 9:        Notice of Dissolution of Group:
------         ------------------------------

Not applicable.

Item 10:       Certification:
-------        -------------

Each of the Reporting Persons hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 17, 2005



                                        GANDHARA ADVISORS EUROPE LLP

                                        By:  /s/ Davide Erro
                                            ------------------------------------
                                            Name:  Davide Erro
                                            Title:  Partner

                                        GANDHARA MASTER FUND LIMITED

                                        By:  /s/ Davide Erro
                                            ------------------------------------
                                            Name:  Davide Erro
                                            Title:  Director

                                         /s/ Davide Erro
                                        ----------------------------------------
                                        Davide Erro

                                         /s/ Nicolas Andine
                                        ----------------------------------------
                                        Nicolas Andine








     [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO B+H OCEAN CARRIES LTD.]

                                  EXHIBIT INDEX


Exhibit 99.1: Joint Filing Agreement, dated August 17, 2005, by and between Gandhara Advisors Europe LLP, Gandhara Master Fund Limited, Davide Erro and Nicholas Andine.